June 4, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

CC:           Ms. Tracey Smith, Staff Accountant
                 Division of Corporation Finance

Mr. Craig E. Slivka, Special Counsel
Division of Corporation Finance

RE:         Valhi, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 7, 2012
Forms 10-Q for the Fiscal Quarter Ended March 31, 2012, Filed May 9, 2012
File No. 333-48391

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated May 23, 2012, (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Form 10-Q of Valhi, Inc. (“Valhi”).  Valhi has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Products and End-use Markets page 7

1.
We note your statement that you currently have mineral reserves that are expected to last at least 50 years.  Additionally, we note on page F-15 of your financial statements that you use the units-of-production method to depreciate certain mining assets.  For each mine owned or under your control, please disclose the proven and probable mineral reserves pursuant to paragraph (b)(5) of Industry Guide 7 in future filings.  This disclosure should include a brief description regarding your procedures for calculating mineral reserves and the material assumptions used in these calculations.

For the information of the Staff, the mining operations are not a material component of either Valhi’s Chemicals Segment or Valhi’s consolidated financial statements, as evidenced by the following:

	December 31, 2010	December 31, 2011	March 31, 2012
Mining assets to Chemicals segment assets	2.2%	2.1%	1.9%

Mining assets to Valhi consolidated total assets	1.7%	1.6%	1.5%

In addition, our third-party sales attributable to such mining operations were only 4% of our Chemical Segment’s net sales for the year ended December 31, 2011, and only 3.7% of Valhi’s consolidated total sales for such period.  Similarly, operating income attributable to such mining operations for such period was only 2.7% of our Chemical Segment’s operating income, and 2.5% of Valhi’s consolidated operating income for all of its segments (on an absolute value basis).

Third-party sales attributable to such mining operations represents approximately two-thirds of the ilmenite ore we produce from our mines.  The remaining one-third of such production is used internally in our operations as a source of feedstock ore, but does not constitute a significant portion of our Chemicals Segment cost of sales.  For example, for the year ended December 31, 2011, the cost of the portion of our mining production consumed internally was only 2.9% of our Chemicals Segment cost of sales, and only 2.7% of Valhi’s consolidated cost of sales.  In addition, the availability of such internal source of feedstock is not considered critical to our operations because we believe that generally we could satisfy such feedstock requirements from third party sources, if necessary.

Because such mining operations are not a material component of either our Chemical Segment or Valhi’s consolidated financial statements, we do not believe any of the disclosures required by the Industry Guide 7 are applicable to such mining operations.

Raw Materials page 10

2.
Please tell us if you have considered disclosing additional information regarding your ilmenite mines and mineral processing operations in accordance with paragraph (b) of Industry Guide 7.  For instance, please discuss the quantitative and qualitative factors in your determination including, but not limited to, the impact of sourcing ilmenite ore internally versus externally, the total asset value associated with your mine, mineral processing, and mineral transportation facilities and, if applicable sales revenue generated from external sales in future filings.

As noted above in response to Comment Number 1, we do not believe any of the disclosures required by the Industry Guide 7 are applicable to our mining operations because such mining operations are not a material component of either our Chemical Segment or Valhi’s consolidated financial statements.

In addition, while we do not disclose the dollar amount of net sales arising from our third-party sales attributable to such mining operations, we note that in the Products and End-use Markets subsection on pages 7 and 8 of our Form 10-K, we do disclose that 8% of our Chemical Segment’s net sales for the year ended December 31, 2011 were comprised of sales from three businesses complementary to sales of TiO2, the main product of our Chemicals Segment:  third-party sales attributable to our mining operations, and sales of certain other co-products of our Chemicals Segment (iron-based chemicals, titanium oxychloride and titanyl sulfate).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
Segment Operating Results, page 50

3.
In future filings, please enhance your discussion and analysis of operating income (loss) for the Chemicals Segment to provide a more comprehensive discussion and analysis that clearly explains to investors the material factors that caused gross profit margin and operating income margin to significantly increase for fiscal year 2011 as compared to fiscal year 2010.  While we note that you provide an analysis of net sales and cost of sales, your analysis of gross margin should clearly explain the relationship of costs of sales to net sales.  Please ensure your analysis explains the underlying circumstances for each of the material factors and provides quantified information to allow an investor to easily understand the extent to which each material factor contributed to the significant increase in the margins.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

We note that the primary factors affecting gross margin for our Chemicals Segment are included in our discussion of segment operating income in the subsection titled Operating Income (Loss) in our Form 10-K.  With respect to the improvement in gross margin from 2011 as compared to 2010, we noted that improvement in gross margin was the result of the effect of higher selling prices (as discussed and quantified in the Net Sales subsection), which more than offset the effect of increased manufacturing costs (as discussed and quantified in the Cost of Sales subsection).

In response to the comment of the Staff in this regard, in our future filings with the Commission we will (i) revise the title of the Operating Income (Loss) subsection to Gross Margin and Operating Income (Loss) to clarify that this subsection includes a discussion of the change in gross margin as well as the change in operating income, (ii) include a dollar quantification of the impact of any item materially affecting the change in net sales in the Net Sales subsection (for example, the impact of higher selling prices from 2010 to 2011, which increased Chemicals net sales by 40%, is equivalent to approximately $580 million) and (iii) indicate in the Gross Margin and Operating Income (Loss) subsection that the effect of higher selling prices on net sales, and the effect of increased manufacturing costs on cost of sales, are further discussed above in the Net Sales and Cost of Sales subsections.

4.
In future filings, please quantify the extent to which each material factor disclosed as positively or negatively impacting net sales, cost of sales, and gross margin for your Component Products segment.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification for guidance.

Our Component Products Segment’s product offerings consists of a significantly large number of products that have a very wide variation in prices, which presents certain practical limits to specifically quantifying the impact of changes in volume versus price on net sales.  However, in response to the comment of the Staff in this regard, in our future filings with the Commission we will, to the extent practical, revise our discussion and analysis of our Component Products Segment’s operating results to include quantification of the estimated impact resulting from changes in its sales volume and selling prices.  We will also clarify in our future filings the difficulties in providing a quantification of the impact of changes in volume versus price in our net sales, given that our Component Products Segment’s product offering consists of a significantly large number of products that have a very wide variation in prices.  Additionally, we will include quantification of the impact of changes in raw material costs and depreciation expense, to the extent such changes are material.  In this regard, we note the General subsection within our discussion of our Component Products Segment’s results of operations in our Form 10-K includes a discussion of the raw material environment it is currently experiencing.

5.
We note your discussion and analysis of the Component Products Segment’s operating results, in which you did not mention the impact the marine components’ results had on the segment’s operating results.  However, we note your statement on page 48 that the marine component has recognized continuing losses.  Please confirm to us that the marine component is immaterial to your Component Products Segment’s net sales, gross profit and operating income.  Otherwise, please explain why you did not provide a discussion and analysis of the negative impact the marine component had on the segment’s net sales and operating results and confirm that such analysis will be provided in your future periodic reports.

For the information of the Staff, the marine component reporting unit is immaterial to both our Component Products Segment and Valhi’s consolidated financial statements, as evidenced by the following:

	Year Ended December 31,		Three Months Ended March 31, 2012
	2010	2011
Marine sales to Component Products Segment Sales	6.0%	6.1%	6.3%

Marine sales to Valhi consolidated total sales	0.5%	0.4%	0.4%

	Year Ended December 31,		Three Months Ended March 31, 2012
	2010	2011
Marine gross profit to Component Products Segment gross profit	2.5%	2.8%	3.4%

Marine gross profit to absolute dollar value (by Segment) of Valhi total gross profit	0.2%	0.1%	0.1%

Marine operating loss to absolute dollar value of Component Products Segment operating income	6.0%	3.9%	3.7%

Marine operating loss to absolute dollar value (by Segment) of Valhi total Segment operating income	0.6%	0.1%	0.1%

We will continue to monitor and evaluate the materiality of the marine components reporting unit to the overall Component Products Segment and Valhi consolidated operating results.  In the future, if the level of sales and operating income of the marine components reporting unit increases relative to the overall size of the Component Products Segment, we will expand our discussion and analysis of our Component Products Segment to include a discussion of the performance of the marine components reporting unit and its impact on net sales, gross margin and operating income.

Note 12 – Income taxes, page F-48

6.	In future filings, please provide the disclosures required by ASC 740-30-50-2 for the undistributed earnings of your foreign subsidiaries that are considered permanently reinvested.

For the information of the Staff, we include the disclosure of undistributed foreign earnings that are considered permanently invested as required by ASC 740-30-50-2 in the Income taxes subsection of Footnote 1 to our Consolidated Financial Statements (Summary of Significant Accounting Policies) included in our Form 10-K, as noted below.

We recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between amounts recorded in the Consolidated Financial Statements and the tax basis of our assets and liabilities, including investments in our subsidiaries and affiliates who are not members of the Contran Tax Group and undistributed earnings of foreign subsidiaries which are not deemed to be permanently reinvested.  In addition, we recognize deferred income taxes with respect to the excess of the financial reporting carrying amount over the income tax basis of our direct investment in Kronos common stock because the exemption under GAAP to avoid recognition of such deferred income taxes is not available to us. The earnings of our foreign subsidiaries subject to permanent reinvestment plans aggregated $946 million at December 31, 2011 (in 2010 the amount was $767 million).  It is not practical for us to determine the amount of the unrecognized deferred income tax liability related to these earnings due to the complexities associated with the U.S. taxation on earnings of foreign subsidiaries repatriated to the U.S.

In response to the comment of the Staff in this regard, in our future filings with the Commission we will, within the separate income taxes footnote of our consolidated financial statements, include a cross-reference to the income taxes policy subsection of our Summary of Significant Accounting Policies footnote for information concerning the undistributed earnings of our foreign subsidiaries.

Note 17 – Commitments and contingencies, page F-61
Lead pigment litigation – NL, page F-61

7.
We note your disclosure that the resolution of any of your pending lead pigment and lead-based paint litigation cases could result in the recognition of a material loss contingency accrual.  It appears you have concluded you cannot estimate any possible loss or range of loss.  Please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  Tell us how you evaluated the summary judgment rulings in favor of certain defendants that are currently on appeal.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for reasonably possible outcomes.  You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

As discussed in Note 17 to the consolidated financial statements included in our 2011 Form 10-K, NL’s former operations included the manufacture of lead pigments for use in paint and lead-based paint.  NL, other former manufacturers of lead pigments for use in paint and lead-based paint, and the Lead Industries Association (which discontinued business operations in 2002), have been named as defendants in various legal proceedings seeking damages for personal injury, property damage and governmental expenditures allegedly caused by the use of lead-based paints.  Certain of these actions have been filed by or on behalf of states, counties, cities or their public housing authorities and school districts, and certain others have been asserted as class actions.  These lawsuits seek recovery under a variety of theories, including public and private nuisance, negligent product design, negligent failure to warn, strict liability, breach of warranty, conspiracy/concert of action, aiding and abetting, enterprise liability, market share or risk contribution liability, intentional tort, fraud and misrepresentation, violations of state consumer protection statutes, supplier negligence and similar claims.  The plaintiffs in these actions generally seek to impose on the defendants responsibility for lead paint abatement and health concerns associated with the use of lead-based paints, including damages for personal injury, contribution and/or indemnification for medical expenses, medical monitoring expenses and costs for educational programs.  To the extent the plaintiffs seek compensatory or punitive damages in these actions, such damages are generally unspecified.  In some cases, the damages are unspecified pursuant to the requirements of applicable state law.  A number of cases are inactive or have been dismissed or withdrawn.  Most of the remaining cases are in various pre-trial stages.  Some are on appeal following dismissal or summary judgment rulings in favor of either the defendants or the plaintiffs.

We believe that these actions are without merit, and we intend to continue to deny all allegations of wrongdoing and liability and to defend against all actions vigorously.  We do not believe it is probable that we have incurred any liability with respect to all of the lead pigment litigation cases to which we are a party, and liability to us that may result, if any, in this regard cannot be reasonably estimated, because:

•
NL has never settled any of the market share, risk contribution, intentional tort, fraud, nuisance, supplier negligence, breach of warranty, conspiracy, misrepresentation, aiding and abetting, enterprise liability, or statutory cases,

•	no final, non-appealable adverse verdicts have ever been entered against NL, and
•	NL has never ultimately been found liable with respect to any such litigation matters.

Accordingly, we have not accrued any amounts for any of the pending lead pigment and lead-based paint litigation cases.

At least on a quarterly basis, the General Counsel and Chief Financial Officer of NL will discuss and evaluate the status of all such pending lead pigment and lead-based pigment litigation to which NL is a party.  The factors considered in such evaluation include, among other things, the nature of such pending cases and the status of such pending cases (e.g. discovery, pre-trial motions, trial, appeal or stayed pending the outcome of one or more other cases).  To the extent a trial court has issued a summary judgment ruling in favor of NL and other defendants, and such ruling is on appeal, the status of the appeal is considered as well as the fact that in a substantial portion of such appeals, the summary judgment ruling in favor of NL has ultimately been upheld.  Such evaluation also includes consideration of the fact that since the first such case was filed against NL over twenty years ago, NL has never ultimately been found liable with respect to any such litigation matters, including over 100 cases over a more than twenty-year period to which NL was previously a party and for which NL has been dismissed without any finding of liability.  Therefore, with respect to all such lead pigment litigation matters, we have determined that liability to us which may result, if any, cannot be reasonably estimated because there is no prior history of a loss of this nature on which an estimate could be made, and there is no substantive information available upon which an estimate could be based.   In the future, if new information regarding such matters becomes available to us (such as a final, non-appealable adverse verdict against us or NL otherwise ultimately being found liable with respect to such matters), at that time we would consider such information in evaluating any remaining cases then-pending against us as to whether it might then have become probable we have incurred liability with respect to these matters, and whether liability to us that may result, if any, could have become reasonably estimable.

In response to the comment of the Staff in this regard, in our future filings with the Commission we will clarify the reasons we have concluded that liability to us that may result, if any, from these matters cannot be reasonably estimated, and the factors that might in the future cause us to conclude that such liability could have become reasonably estimable.  Our proposed disclosure, as clarified, regarding such matters matter is set forth below:

Lead pigment litigation - NL

NL’s former operations included the manufacture of lead pigments for use in paint and lead-based paint.  NL, other former manufacturers of lead pigments for use in paint and lead-based paint, and the Lead Industries Association (which discontinued business operations in 2002), have been named as defendants in various legal proceedings seeking damages for personal injury, property damage and governmental expenditures allegedly caused by the use of lead-based paints.  Certain of these actions have been filed by or on behalf of states, counties, cities or their public housing authorities and school districts, and certain others have been asserted as class actions.  These lawsuits seek recovery under a variety of theories, including public and private nuisance, negligent product design, negligent failure to warn, strict liability, breach of warranty, conspiracy/concert of action, aiding and abetting, enterprise liability, market share or risk contribution liability, intentional tort, fraud and misrepresentation, violations of state consumer protection statutes, supplier negligence and similar claims.

The plaintiffs in these actions generally seek to impose on the defendants responsibility for lead paint abatement and health concerns associated with the use of lead-based paints, including damages for personal injury, contribution and/or indemnification for medical expenses, medical monitoring expenses and costs for educational programs.  To the extent the plaintiffs seek compensatory or punitive damages in these actions, such damages are generally unspecified.  In some cases, the damages are unspecified pursuant to the requirements of applicable state law.  A number of cases are inactive or have been dismissed or withdrawn.  Most of the remaining cases are in various pre-trial stages.  Some are on appeal following dismissal or summary judgment rulings in favor of either the defendants or the plaintiffs.  In addition, various other cases (in which we are not a defendant) are pending that seek recovery for injury allegedly caused by lead pigment and lead-based paint.  Although NL is not a defendant in these other cases, the outcome of these cases may have an impact on cases that might be filed against NL in the future.

We believe that these actions are without merit, and we intend to continue to deny all allegations of wrongdoing and liability and to defend against all actions vigorously.  We do not believe it is probable that we have incurred any liability with respect to all of the lead pigment litigation cases to which we are a party, and liability to us that may result, if any, in this regard cannot be reasonably estimated, because:

•
NL has never settled any of the market share, risk contribution, intentional tort, fraud, nuisance, supplier negligence, breach of warranty, conspiracy, misrepresentation, aiding and abetting, enterprise liability, or statutory cases,

•	no final, non-appealable adverse verdicts have ever been entered against NL, and
•
NL has never ultimately been found liable with respect to any such litigation matters, including over 100 cases over a more than twenty-year period for which NL was previously a party and for which NL has been dismissed without any finding of liability.

Accordingly, we have not accrued any amounts for any of the pending lead pigment and lead-based paint litigation cases.  In addition, we have determined that liability to us which may result, if any, cannot be reasonably estimated because there is no prior history of a loss of this nature on which an estimate could be made, and there is no substantive information available upon which an estimate could be based.

New cases may continue to be filed against us.  We cannot assure you that we will not incur liability in the future in respect of any of the pending or possible litigation in view of the inherent uncertainties involved in court and jury rulings.  In the future, if new information regarding such matters becomes available to us (such as a final, non-appealable adverse verdict against us or NL otherwise ultimately being found liable with respect to such matters), at that time we would consider such information in evaluating any remaining cases then-pending against us as to whether it might then have become probable we have incurred liability with respect to these matters, and whether liability to us that may result, if any, could have become reasonably estimable.  The resolution of any of these cases could result in recognition of a loss contingency accrual that could have a material adverse impact on our net income for the interim or annual period during which such liability is recognized and a material adverse impact on our consolidated financial condition and liquidity.

Form 10-Q for Fiscal Quarter ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Liquidity and Capital Resources, page 43

8.
We note that Kronos’ day sales outstanding significantly increased to 69 days for the March 31, 2012 period as compared to 55 days for the December 31, 2011 period.  Considering the significant increase in this measure along with the 57.7% increase in consolidated accounts receivable as of March 31, 2012, compared to December 31, 2011, a more comprehensive explanation should have been provided, including quantification of the change in the aging of your accounts receivable (e.g., x% is current, x% is 31-90 days, x% is greater than 90 days).  In this regard, the increase in sales for Kronos was only 28.3% for the sequential quarterly periods.  As part of your future disclosure, please consider separately disclose the amount of accounts receivable by reportable segment.

As part of the discussion of changes in our consolidated cash flows provided by operating activities included in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we provide a quantification of days sales outstanding (“DSO”) and days sales in inventory (“DSI”) for our Chemicals and Component Products Segments in order to analyze the effect of relative changes in working capital on our operating cash flows. We believe the DSO and DSI metrics provide information useful to our investors.  However, the DSO and DSI metrics are subject to certain limitations, since they are determined by comparing total sales for each Segment for a particular quarter to the amount of receivables as of the end of the quarter for such Segment (for DSO), or comparing total cost of sales for each Segment for a particular quarter to the amount of inventory as of the end of the quarter for such Segment (for DSI).  For example, if sales are not recognized ratably during two quarters for which changes in the DSO metric are being compared, but instead are more heavily weighted towards the beginning of the quarter in the first of the two quarters (as occurred in our Chemicals Segment during the fourth quarter of 2011), and are more heavily weighted towards the end of the quarter in the second of the two quarters (as occurred in our Chemicals Segment during the first quarter of 2012), significant changes in the DSO metric can occur from period to period even though relative collection rates of accounts receivable (and the associated accounts receivable aging) remained relatively constant throughout both periods (as occurred in our Chemicals Segment during the fourth quarter of 2011 and the first quarter of 2012).

In response to the comment of the Staff in this regard, in our future filings with the Commission when material changes in the DSO or DSI metrics occur which are not readily explained by the change in net sales or cost of sales over the applicable periods, we will provide a more comprehensive analysis of the cause of the change, including any material changes in the aging of our accounts receivable that might have occurred.  In addition, we will expand the Accounts and Other Receivables footnote to our Consolidated Financial Statements to separately disclose accounts receivable balances by our reportable Operating Segments.

*      *      *      *      *      *     *     *     *     *

To the extent applicable, we will also include the clarifications and additional disclosures indicated above in the future filings with the Commission for NL Industries, Inc. (File No. 1-640), Kronos Worldwide, Inc. (File No. 1-31763), Kronos International, Inc. (File No. 333-100047) and CompX International Inc. (File No. 1-13905), each of which are majority-owned subsidiaries of Valhi.

Valhi acknowledges that:

•	Valhi is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	Valhi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Valhi, Inc.

By: _/s/ Gregory M. Swalwell
Gregory M. Swalwell,
Vice President and Controller